Exhibit 99.1

Liberty Defense Announces New Chairman to its Board of Directors

Experienced Security Technology Leader Brings Deep Commercial, Technical and Federal Security Expertise to Liberty Defense

Wilmington, MA, USA – October 12, 2026 - Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX), a leading technology provider of AI-based next generation detection solutions for concealed weapons and threats, today announced the appointment of John R. Percival as Chairman of the Board of Directors, effective immediately. Jason Burinescu, Executive Chairman of the Board of Directors, has left his role with the Company to pursue other business opportunities on a full time basis.

"We appreciate Jason’s contributions to the organization during his tenure and thank him for his service," said Bill Frain, Liberty's CEO. "We wish him continued success in his future endeavors."

The new appointment adds significant experience in security technology, product commercialization, and organizational leadership as Liberty Defense continues to expand the deployment of its advanced security screening solutions and execute on the growth opportunities ahead.

"We are extremely pleased to welcome John as Chairman of the Board of Directors," said Bill Frain, CEO of Liberty Defense. "John has a strong track record of taking security and imaging technologies from development through commercialization, along with deep engineering experience. Their combined expertise will be highly valuable as we continue to grow Liberty Defense and expand our customer base."

John Percival Appointed Chairman

Mr. Percival is a seasoned business and technology executive with extensive experience in security equipment, medical imaging, engineering, product development and operations. Mr. Percival brings to the Board a combination of global security-market experience, technical expertise experience and proven leadership in taking advanced technologies from development through commercialization and growth.

Most recently, he served as President of SureScan EDS, a specialized manufacturer of X-ray-based explosive detection systems. During his tenure from 2016 through January 2023, he transformed SureScan from a laboratory-stage organization into a commercial production company. Under his leadership, revenue increased from under $2 million in 2016 to $26 million with positive cash flow.

Earlier in his career, Mr. Percival held senior engineering and management positions at Brooks Automation, Analogic Corporation, Fluke Biomedical and Philips Medical Systems. Mr. Percival holds an MBA from John Carroll University, a Master of Science in Electrical Engineering from Cleveland State University and a Bachelor of Science in Electrical Engineering from Ohio University.

"I am excited to join Liberty Defense at an important point in the Company's growth," said Mr. Percival. "Liberty has developed differentiated security screening technology with significant potential across aviation, courts, corrections, and distribution markets. I look forward to working with management and the Board to accelerate commercialization, strengthen execution and create long-term value for shareholders."

On Behalf of Liberty Defense

Bill Frain

CEO & Director

About Liberty Defense

Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX) provides multi-technology security solutions for concealed weapons detection in high volume foot traffic areas and locations requiring enhanced security in public places. Liberty’s HEXWAVE product, for which the company has secured an exclusive license from Massachusetts Institute of Technology (MIT), as well as a technology transfer agreement for patents related to active 3D radar imaging technology, provides discrete, modular, and scalable protection to provide layered, stand-off detection capability of metallic and non-metallic weapons. Liberty has also recently licensed the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies as part of its technology portfolio. Liberty is committed to protecting communities and preserving peace of mind through superior security detection solutions. Learn more: LibertyDefense.com

FORWARD-LOOKING STATEMENTS

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Liberty believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because Liberty can give no assurance that such statements will prove to be correct. Such statements and information reflect the current view of Liberty.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Liberty’s actual results to differ materially from those indicated or implied by forward-looking statements and information, including those appearing in Liberty’s public filings. Such factors include, among others: currency fluctuations; limited business history of Liberty; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; general development, market and industry conditions; and other factors described in Liberty’s public filings. Liberty undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, are subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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